Sub-Item 77M

Dreyfus Municipal Funds, Inc.
-Dreyfus AMT-Free Municipal Bond Fund

During the semi-annual period ended August 31, 2013, Dreyfus AMT-Free Municipal Bond Fund (the “Acquiring Fund”), a series of Dreyfus Municipal Funds, Inc. (the "Company"), acquired the assets of Dreyfus Maryland Fund, Dreyfus Minnesota Fund, and Dreyfus Ohio Fund (the “Acquired Funds”), each a series of Dreyfus State Municipal Bond Funds (the “Trust”).

On November 5, 2012, the Acquiring Fund’s Board of Directors unanimously approved the Company, on behalf of the Acquiring Fund, entering into an Agreement and Plan of Reorganization with the Trust providing for the transfer of all of the assets of each of the Acquired Funds in tax-free reorganizations to the Acquiring Fund (each, a "Reorganization"), in exchange solely for Class A and Class C shares of the Acquiring Fund and the assumption by the Acquiring Fund of each Acquired Fund’s stated liabilities.

At a Special Joint Meeting of Shareholders of the Acquired Funds, held on February 28, 2013, the respective shareholders of each Acquired Fund voted separately to approve the Agreement and Plan of Reorganization.  The vote of the Acquiring Fund’s shareholders was not solicited since such approval was not necessary for the exchange.

After the close of business of April 12, 2013, April 19, 2013, and April 26, 2013, the Reorganizations of the Maryland Fund, the Minnesota Fund, and the Ohio Fund, respectively, were consummated and Class A and Class C shares of the Acquiring Fund received by the Acquired Funds in the Reorganizations were distributed to shareholders of Class A and Class C shares, respectively, of each Acquired Fund in liquidation of each Acquired Fund.